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                                 ALKERMES, INC.
                                88 Sidney Street
                         Cambridge, Massachusetts 02139

                                                               December 20, 2002


VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
Attention: Jeffrey P. Riedler
           Assistant Director


               Re:  Alkermes, Inc.
                    Registration Statement on Form S-3 (File No. 333-101058) Request for Withdrawal
                    --------------------------------------------------------


Dear Mr. Riedler:

     Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, Alkermes, Inc., a Pennsylvania corporation (the "Registrant"), hereby requests that the Registration Statement on Form S-3 (File No. 333-101058) filed with the Securities and Exchange Commission on November 6, 2002, together with all exhibits thereto (the "S-3 Registration Statement"), be withdrawn. The Registrant is requesting withdrawal of the S-3 Registration Statement because the Registrant has filed a Registration Statement on Form S-1 (File No. 333-101464) pursuant to which it intends to offer and sell the securities originally registered on the S-3 Registration Statement. No securities have been offered or sold, or will be offered or sold, under the S-3 Registration Statement.

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United States Securities and Exchange Commission
December 20, 2002
Page 2

     Should you have any questions regarding this matter or if withdrawal of the S-3 Registration Statement will not be granted, please contact the undersigned at (617) 494-0171 or Mary J. Mullany at Ballard Spahr Andrews & Ingersoll, LLP, counsel to the Registrant, at (215) 864-8631.


                                      Sincerely,

                                      Alkermes, Inc.


                                      By: /s/ James M. Frates
                                         ------------------------------------
                                         James M. Frates
                                         Vice President, Chief Financial Officer
                                         and Treasurer


cc: Daniel Greenspan, Division of Corporation Finance, Securities and Exchange Commission
     Morris Cheston, Jr., Esq., Ballard Spahr Andrews & Ingersoll, LLP Abigail Arms, Esq., Shearman & Sterling
     Mitchell S. Bloom, Esq., Testa, Hurwitz & Thibeault, LLP